                                                                    EXHIBIT 99.1



N E W S   R E L E A S E
--------------------------------------------------------------------------------

INVESTOR CONTACTS:

Suresh Kumar                                   Clarence Fu
(1) 408.941.1110                               (65) 6360.4060
sureshk@charteredsemi.com                      cfu@charteredsemi.com

MEDIA CONTACTS:
Chartered U.S.:                                Chartered Singapore:
Tiffany Sparks                                 Maggie Tan
(1) 408.941.1185                               (65) 6360.4705
tiffanys@charteredsemi.com                     tanmaggie@charteredsemi.com

All currency figures stated in this report are in US dollars.

The financial statement amounts in this report are determined in conformance with US GAAP.

In order to provide investors additional information regarding the Company's financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company's share of Silicon Manufacturing Partners ("Revenues including Chartered's share of SMP"). Silicon Manufacturing Partners (SMP or Fab
5) is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered's revenues ("Revenues"). References to revenues including Chartered's share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, in Appendix A of this report we have included a reconciliation table which provides comparable data based on US GAAP revenues, which do not include the Company's share of SMP.


                CHARTERED REPORTS RESULTS FOR FIRST QUARTER 2003

     o REVENUES OF $103.8 MILLION, UP 23.1% FROM 1Q 2002 AND DOWN 3.8% SEQUENTIALLY, COMPARED TO GUIDANCE OF DOWN APPROXIMATELY 5-10% SEQUENTIALLY

     o LOSS PER ADS, INCLUDING UNUSUAL ITEMS, OF $0.30, COMPARED TO LOSS OF $0.81 IN 1Q 2002, AND GUIDANCE OF $0.28 TO $0.30 LOSS

     o LOSS PER ORDINARY SHARE, INCLUDING UNUSUAL ITEMS, OF $0.03, COMPARED TO LOSS OF $0.08 IN 1Q 2002

SINGAPORE - April 17, 2003 - Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world's top three silicon foundries, today announced revenues and net loss for first quarter 2003.

"In the first quarter, revenues of our total business base, which include our share of SMP, grew 13 percent sequentially, as we saw increased demand in all segments of our business, particularly in the computer segment," said Chia Song Hwee, president & CEO of Chartered. "Continued gains in advanced technology products, which we define as 0.18-micron and below, were a significant factor in our growth. They represented 43% of our total business base revenues in the first quarter, more than a six-fold increase compared to first quarter 2002. We also continue to make good progress in mature technologies, with new engagements across a number of end-market applications and regions.

"During the quarter, we announced strategic steps aimed at allowing us to leverage recent advances in technology and fully capitalize on the enhanced growth potential we expect as a result of our joint-development agreement with IBM. Included in the plan is a revitalization of our capacity base to support leading-edge opportunities, while at the same time addressing excess mature capacity. The plan, which will be paced by market demand, targets increasing advanced capacity from 15% of total in 2002 to 50% of total by the end of 2004, and doing so in a more cost-effective manner," Chia said.


SUMMARY OF FIRST QUARTER 2003 PERFORMANCE

o Revenues were $103.8 million in first quarter 2003, down 3.8% compared to fourth quarter 2002. Revenues including Chartered's share of SMP were $142.0 million, up 13.3% from $125.3 million in the previous quarter, primarily due to the computer segment, and to a lesser extent, the consumer and communications segments. Compared to first quarter 2002, revenues were up 23.1% from $84.4 million. Revenues including Chartered's share of SMP were up 65.1% from $86.0 million in the year-ago quarter, driven by significantly higher revenues in the communications segment, and to a lesser extent, in the computer segment.

o Gross loss was $53.5 million, or negative 51.5% of revenues, an improvement from a loss of $63.8 million, or negative 75.6% of revenues in the year-ago quarter, primarily due to significantly higher revenues.

o Research and development (R&D) expenses were $32.5 million, an increase of 31.6% from the year-ago quarter, primarily due to increased investments to accelerate the Company's technology roadmap which provides customers a breadth of processes, enabling systems-level integration. Included in R&D expenses is Chartered's share of this quarter's expense related to the IBM joint- development agreement announced in November 2002.

o General and administrative (G&A) expenses were $9.9 million, a decrease of 31.7% compared to $14.6 million in the year-ago quarter, primarily due to payroll related items. A reduction in headcount also contributed to this decrease.

o Other operating expenses were a net gain of $24.8 million in first quarter 2003, and reflected two unusual items:

     - Included in net loss was the previously disclosed gain of $28.7 million associated with the conclusion of the Company's Economic Value Added (EVA) employee bonus plan. Of this amount, approximately $27.5 million was recorded in the "other operating expenses" line.

     - Included in net loss was the previously disclosed restructuring charge of $4.4 million associated with the phase out of Fab 1, $2.7 million of which was recorded in the "other operating expenses" line.

     See Appendix B for additional details regarding unusual items.

o Equity in income of our minority-owned joint-venture fab, SMP (Fab 5), was $1.9 million compared to a loss of $29.8 million in the year-ago quarter, primarily due to significantly higher revenues.

o Minority interest in loss of our joint-venture fab, Chartered Silicon Partners (CSP or Fab 6), was $9.5 million compared to $17.1 million in the year-ago quarter. Due to cumulative losses, CSP's net worth became negative in first quarter 2003, triggering a consolidation accounting requirement resulting in Chartered effectively recognizing 100% of CSP's losses (and profits) until such time as CSP's net worth becomes positive. See "Additional Information Regarding CSP" in the next section of the release for further details.

o Net loss was $75.7 million, or 72.9% of revenues, reflecting a reduction of $52.7 million from a net loss of $128.4 million, or 152.2% of revenues, in the year-ago quarter. Included in first quarter 2003 net loss was the previously disclosed $28.7 million gain resulting from the conclusion of our EVA bonus plan, and the $4.4 million expense associated with the previously disclosed phase out of Fab 1. Also included was the CSP-related impact discussed above, which increased net loss by $10.7 million.

o Loss per American Depositary Share (ADS) and loss per share in first quarter 2003 were $0.30 and $0.03 respectively, compared with a loss per ADS and loss per share of $0.81 and $0.08 respectively in first quarter 2002. Average ADS count and ordinary share count increased by 90.7 million and 906.6 million respectively, primarily due to the eight-for-ten rights offering completed in October 2002.

ADDITIONAL INFORMATION REGARDING CSP

CSP (Fab 6), which is a consolidated subsidiary of Chartered, began operations in 1999 and is Chartered's most advanced fab. As a result of the prolonged semiconductor downturn, which began in late 2000, CSP's start-up plan was delayed and revised several times. CSP continues to make capacity additions consistent with market demand; however, its current capacity is only 43% of planned full capacity, substantially below the level required to break even. Due to cumulative losses, CSP's net worth became negative in first quarter 2003, triggering an accounting requirement that Chartered effectively recognize 100% of CSP's losses (and profits) until such time as net worth becomes positive. While CSP's financial performance in first quarter was essentially on plan, the Company had not included this accounting treatment in its loss guidance for first quarter. The result of this on Chartered's consolidated results was an additional loss of approximately $10.7 million in first quarter. This has no additional impact on Chartered's cash flow nor does it have an impact on CSP's operations and loan covenants.


WAFER SHIPMENTS AND AVERAGE SELLING PRICES

o Shipments in first quarter 2003 were 111.6 thousand wafers (eight-inch equivalent), an increase of 36.8% compared to 81.6 thousand wafers (eight-inch equivalent) in first quarter 2002. Shipments in first quarter 2003 increased by 6.4% compared to 104.9 thousand wafers (eight-inch equivalent) shipped in fourth quarter 2002.

o Average Selling Price (ASP) decreased by 9.5% from $1,029 per wafer in fourth quarter 2002 to $931 per wafer in first quarter 2003, consistent with guidance of "down approximately 10%." The reduction was primarily due to customer mix and pricing pressures. Compared to first quarter 2002, ASP declined 10.0% from $1,034 per wafer. ASP including Chartered's share of SMP was $1,049, essentially flat with both fourth quarter 2002 and first quarter 2002.

o Capacity utilization in first quarter 2003 was 45% compared to 28% in the year-ago quarter, and 39% in fourth quarter 2002. Capacity in first quarter 2003 was essentially flat with fourth quarter 2002, and up approximately 3% from first quarter 2002. Capacity utilization is based on total shipments and total capacity, both of which include our share of SMP.


MARKET DYNAMICS

The following business statistics tables provide information on revenues including Chartered's share of SMP by market segment, region and technology. The table providing revenues by market segment reflects an improved methodology. See Appendix C for additional information.

                           BREAKDOWN BY MARKET SEGMENT

REVENUES INCLUDING CHARTERED'S SHARE OF SMP

                                                                                     Percentage of Total
                                         1Q 2002       2Q 2002       3Q 2002       4Q 2002       1Q 2003
--------------------------------------------------------------------------------------------------------

   Communications                          27%           31%           39%           47%           43%
--------------------------------------------------------------------------------------------------------
   Computer                                48%           51%           46%           40%           43%
--------------------------------------------------------------------------------------------------------
   Consumer                                19%           15%           12%            9%           10%
--------------------------------------------------------------------------------------------------------
   Other                                    6%            3%            3%            4%            4%
========================================================================================================
     Total                                100%          100%          100%          100%          100%
--------------------------------------------------------------------------------------------------------

                               BREAKDOWN BY REGION

REVENUES INCLUDING CHARTERED'S SHARE OF SMP

                                                                                     Percentage of Total
                                         1Q 2002       2Q 2002       3Q 2002       4Q 2002       1Q 2003
--------------------------------------------------------------------------------------------------------

   Americas                                66%           71%           73%           62%           57%
--------------------------------------------------------------------------------------------------------
   Europe                                   5%            7%           14%           16%           25%
--------------------------------------------------------------------------------------------------------
   Asia-Pacific                            11%           11%            8%           15%           13%
--------------------------------------------------------------------------------------------------------
   Japan                                   18%           11%            5%            7%            5%
========================================================================================================
     Total                                100%          100%          100%          100%          100%
--------------------------------------------------------------------------------------------------------


                        BREAKDOWN BY TECHNOLOGY (MICRON)

REVENUES INCLUDING CHARTERED'S SHARE OF SMP

                                                                                     Percentage of Total
                                         1Q 2002       2Q 2002       3Q 2002       4Q 2002       1Q 2003
--------------------------------------------------------------------------------------------------------

    0.13 and below                          0%            0%            0%            1%            1%
--------------------------------------------------------------------------------------------------------
    Up to 0.15                              0%            0%            0%            2%            9%
--------------------------------------------------------------------------------------------------------
    Up to 0.18                             10%           24%           40%           36%           33%
--------------------------------------------------------------------------------------------------------
    Up to 0.25                             30%           24%           19%           19%           15%
--------------------------------------------------------------------------------------------------------
    Up to 0.35                             31%           29%           21%           24%           23%
--------------------------------------------------------------------------------------------------------
    Above 0.35                             29%           23%           20%           18%           19%
========================================================================================================
      Total                               100%          100%          100%          100%          100%
--------------------------------------------------------------------------------------------------------
    0.18 and below                         10%           24%           40%           39%           43%
--------------------------------------------------------------------------------------------------------


RECENT HIGHLIGHTS AND EVENTS

o During February, Chartered outlined its strategy for moving faster toward its return to profitability with plans to enhance the Company's growth potential and improve its cost structure. Chartered's strategy is focused on top-line growth and transformation of its capacity base. Actions include:

     - Leveraging recent gains in advanced technology and the customer-preferred open EDA/IP approach to create an opportunity for major "first source" wins.

     - Revitalizing Chartered's manufacturing base and reducing the cost structure by:

          o Increasing leading-edge capacity (0.18 micron and below) from 15% of total in 2002 to 50% of total by the end of 2004, at reduced investment and without increasing total capacity

          o    Consolidating Fab 1 business into Fab 2 by March 2004

          o Implementing a "borderless fab" approach to reduce capital investment and increase flexibility

          o    Targeting strategic partnerships for volume production

          o Working toward establishing a manufacturing presence in China, with appropriate partners

o In March, Chartered and eMemory Technology Incorporated announced the availability of a one-time programmable (OTP) embedded memory solution that is silicon proven on Chartered's 0.35-micron baseline salicide logic process. The addition of eMemory's OTP solution to Chartered's product portfolio is an important part of the Company's on-going strategy to provide foundry customers more cost-effective, easier-to-implement alternatives, and to effectively target its manufacturing solutions for a broader range of consumerized communications and computing devices.

o Also in March, Chartered announced the expansion of its design services alliance program, which broadened the range of chip design and manufacturing options provided to its worldwide customer base. Design services are an integral part of Chartered's total product solution to facilitate the development of system-on-chip devices manufactured with Chartered's leading-edge and mature semiconductor technologies. Added to the global network as part of this expansion were: Accent in Europe; QThink and Time to Market in the United States; HOYA and Toppan in Japan; and Uleadtek in Taiwan.

o In the same month, Chartered hosted its technology forums in Shanghai and Beijing for the second consecutive year. More than 500 people attended - an increase of 25% from the previous year. For the first time, the China series included a partners exhibition featuring a dozen partners from Chartered's global network of electronic design automation, intellectual property, design services and manufacturing-related suppliers. The events, part of Chartered's ongoing effort to strengthen its presence in the region, detailed Chartered's flexible business model and total product solutions approach for helping semiconductor companies and electronics systems manufacturers address the design complexity and system-level requirements of convergence applications in the computer, communications and consumer market segments.

REVIEW AND OUTLOOK

"Global economic weakness continues to pace the semiconductor market recovery. The war in Iraq and the outbreak of SARS in various parts of the world adds additional uncertainty to the outlook" said George Thomas, vice president & CFO of Chartered. "Most of our customers remain cautious in their outlook and don't expect significant growth to resume in their end markets until later this year, meaning that our visibility remains poor. Based on our current assessment of the second quarter, we expect Chartered revenues to be up approximately 10-15% sequentially and utilization to improve from 45% in first quarter to approximately 53% in second quarter. ASP is expected to be down in second quarter as a result of higher shipments of mature technologies due to progress in Chartered's mature fab strategy, pricing pressures and changes in customer mix."

The outlook for the second quarter 2003 is as follows:

                                              1Q 2003                      2Q 2003 Guidance
                                             -----------------------------------------------------------
                                              Actual         Midpoint and range        Sequential change
                                             -----------------------------------------------------------

Revenues                                     $103.8M           $117M, +/- $3M           Up 10% to 15%
--------------------------------------------------------------------------------------------------------
Revenues including Chartered's share of SMP  $142.0M           $159M, +/- $4M           Up 9% to 15%
--------------------------------------------------------------------------------------------------------
ASP                                          $931              $880, +/- $20            Down 3% to 8%
--------------------------------------------------------------------------------------------------------
ASP including SMP                            $1,049            $975, +/- $25            Down 5% to 9%
--------------------------------------------------------------------------------------------------------
Utilization                                  45%               53%, +/- 2% points                  -
--------------------------------------------------------------------------------------------------------
Gross loss                                   $53.5M            $44M, +/- $4M                       -
--------------------------------------------------------------------------------------------------------
Net loss*                                    $75.7M            $102M, +/- $5M                      -
--------------------------------------------------------------------------------------------------------
Loss per ADS                                 $0.30             $0.41, +/- $0.02                    -
--------------------------------------------------------------------------------------------------------
Net loss without unusual items*              $100.0M           $104.5M, +/- $5M                    -
--------------------------------------------------------------------------------------------------------

* Includes loss impact due to CSP accounting treatment ($10.7M in 1Q03 and $24.0M in 2Q03)

"We expect that the foundry industry will grow at approximately twice the rate of the broader semiconductor market this year and that Chartered's revenues, including our share of SMP, will exceed that of the foundry industry, with progress on leading-edge products being a significant factor," said Thomas. "We also expect that in the second quarter, revenues of 0.18-micron and below products will be approximately 40%, up sequentially in dollar terms, and approximately 90% higher than the year-ago quarter. Our revenues of 0.13-micron product are expected to be up in the second quarter and grow throughout the year.

"Our first quarter ending cash balance of $1.1 billion and undrawn credit facilities of $0.5 billion give Chartered flexibility in responding to market opportunities," concluded Thomas.


WEBCAST CONFERENCE CALL TODAY

Chartered will be discussing its first quarter 2003 results and second quarter 2003 outlook on a conference call today, April 17, 2003, at 8:30 a.m. Singapore time (US time 5:30 p.m. PT/8:30 p.m. ET, April 16, 2003). A webcast of the conference call will be available to all interested parties on Chartered's Web site at www.charteredsemi.com, under Investor Information, Releases & Confcalls, or at http://investor.charteredsemi.com/releases.cfm.


MID-QUARTER GUIDANCE

The Company provides a guidance update midway through each quarter. For second quarter 2003, the Company anticipates issuing its mid-quarter guidance update, via news release, on Tuesday, June 3, 2003, Singapore time.

                                   APPENDIX A

                          US GAAP RECONCILIATION TABLE

In order to provide investors additional information regarding the company's financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company's share of Silicon Manufacturing Partners ("Revenues including Chartered's share of SMP"). SMP is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered's revenues ("Revenues"). References to revenues including Chartered's share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, the tables below provide a reconciliation.

                                                                                                     2Q03
                                                        1Q 2002       4Q 2002        1Q 2003       GUIDANCE
                                                        ACTUAL         ACTUAL         ACTUAL       MIDPOINT
------------------------------------------------------------------------------------------------------------

Revenues*                                               $84.4M        $107.9M       $103.8M       $117.0M
------------------------------------------------------------------------------------------------------------
Chartered's share of SMP revenues                       $1.6M         $17.4M        $38.2M        $42.0M
------------------------------------------------------------------------------------------------------------
Revenues including SMP                                  $86.0M        $125.3M       $142.0M       $159.0M
------------------------------------------------------------------------------------------------------------
ASP*                                                    $1,034        $1,029        $931          $880
------------------------------------------------------------------------------------------------------------
ASP of Chartered's share of SMP revenues                $1,393        $1,241        $1,605        $1,395
------------------------------------------------------------------------------------------------------------
ASP including Chartered's share of SMP                  $1,039        $1,054        $1,049        $975
------------------------------------------------------------------------------------------------------------
Net loss*#                                              $(128.4)M     $(108.7)M     $(75.7)M      $(102.0)M
------------------------------------------------------------------------------------------------------------
Total unusual items (gain)/loss**                          -          $10.0M        $(24.3)M      $(2.5)M
------------------------------------------------------------------------------------------------------------
   - Workforce resizing and fixed asset write-off          -          $10.0M           -             -
------------------------------------------------------------------------------------------------------------
   - Conclusion of EVA bonus plan                          -             -          $(28.7)M         -
------------------------------------------------------------------------------------------------------------
   - Fab 1 restructuring charge                            -             -          $4.4M         $5.5M
------------------------------------------------------------------------------------------------------------
   - Intellectual property licensing and gain on           -             -              -         $(8.0)M
     equipment disposition
------------------------------------------------------------------------------------------------------------
Net loss without unusual items#                         $(128.4)M     $(98.7)M      $(100.0)M     $(104.5)M
------------------------------------------------------------------------------------------------------------

*  Determined in accordance with US GAAP
** See Appendix B for additional details
# Includes loss impact due to CSP accounting treatment ($10.7M in 1Q03 and $24.0M in 2Q03)

                           BREAKDOWN BY MARKET SEGMENT

  REVENUES (US GAAP)

                                                                                     Percentage of Total
                                         1Q 2002       2Q 2002       3Q 2002       4Q 2002       1Q 2003
--------------------------------------------------------------------------------------------------------

   Communications                          26%           29%           40%           45%           43%
--------------------------------------------------------------------------------------------------------
   Computer                                49%           52%           45%           40%           39%
--------------------------------------------------------------------------------------------------------
   Consumer                                19%           16%           12%           10%           13%
--------------------------------------------------------------------------------------------------------
   Other                                    6%            3%            3%            5%            5%
========================================================================================================
       Total                              100%          100%          100%          100%          100%
--------------------------------------------------------------------------------------------------------


  CHARTERED'S SHARE OF SMP REVENUES

                                                                                     Percentage of Total
                                         1Q 2002       2Q 2002       3Q 2002       4Q 2002       1Q 2003
--------------------------------------------------------------------------------------------------------

   Communications                          81%           73%           31%           60%           45%
--------------------------------------------------------------------------------------------------------
   Computer                                 7%           21%           61%           36%           53%
--------------------------------------------------------------------------------------------------------
   Consumer                                 5%            1%            7%            3%            1%
--------------------------------------------------------------------------------------------------------
   Other                                    7%            5%            1%            1%            1%
========================================================================================================
       Total                              100%          100%          100%          100%          100%
--------------------------------------------------------------------------------------------------------


  REVENUES INCLUDING CHARTERED'S SHARE OF SMP

                                                                                     Percentage of Total
                                         1Q 2002       2Q 2002       3Q 2002       4Q 2002       1Q 2003
--------------------------------------------------------------------------------------------------------

   Communications                          27%           31%           39%           47%           43%
--------------------------------------------------------------------------------------------------------
   Computer                                48%           51%           46%           40%           43%
--------------------------------------------------------------------------------------------------------
   Consumer                                19%           15%           12%            9%           10%
--------------------------------------------------------------------------------------------------------
   Other                                    6%            3%            3%            4%            4%
========================================================================================================
       Total                              100%          100%          100%          100%          100%
--------------------------------------------------------------------------------------------------------

                               BREAKDOWN BY REGION

REVENUES (US GAAP)

                                                                                     Percentage of Total
                                         1Q 2002       2Q 2002       3Q 2002       4Q 2002       1Q 2003
--------------------------------------------------------------------------------------------------------

   Americas                                66%           72%           77%           65%           63%
--------------------------------------------------------------------------------------------------------
   Europe                                   5%            6%           10%           13%           15%
--------------------------------------------------------------------------------------------------------
   Asia-Pacific                            11%           10%            8%           15%           16%
--------------------------------------------------------------------------------------------------------
   Japan                                   18%           12%            5%            7%            6%
========================================================================================================
       Total                              100%          100%          100%          100%          100%
--------------------------------------------------------------------------------------------------------


CHARTERED'S SHARE OF SMP REVENUES

                                                                                     Percentage of Total
                                         1Q 2002       2Q 2002       3Q 2002       4Q 2002       1Q 2003
--------------------------------------------------------------------------------------------------------

   Americas                                73%           38%           24%           43%           40%
--------------------------------------------------------------------------------------------------------
   Europe                                  12%           23%           62%           38%           53%
--------------------------------------------------------------------------------------------------------
   Asia-Pacific                            12%           39%            8%           16%            5%
--------------------------------------------------------------------------------------------------------
   Japan                                   3%             0%            6%            3%            2%
========================================================================================================
       Total                              100%           100%          100%          100%          100%
--------------------------------------------------------------------------------------------------------

REVENUES INCLUDING CHARTERED'S SHARE OF SMP

                                                                                     Percentage of Total
                                         1Q 2002       2Q 2002       3Q 2002       4Q 2002       1Q 2003
--------------------------------------------------------------------------------------------------------

   Americas                                66%           71%           73%           62%           57%
--------------------------------------------------------------------------------------------------------
   Europe                                   5%            7%           14%           16%           25%
--------------------------------------------------------------------------------------------------------
   Asia-Pacific                            11%           11%            8%           15%           13%
--------------------------------------------------------------------------------------------------------
   Japan                                   18%           11%            5%            7%            5%
========================================================================================================
       Total                              100%          100%          100%          100%          100%
--------------------------------------------------------------------------------------------------------


                        BREAKDOWN BY TECHNOLOGY (MICRON)

REVENUES (US GAAP)

                                                                                     Percentage of Total
                                         1Q 2002       2Q 2002       3Q 2002       4Q 2002       1Q 2003
--------------------------------------------------------------------------------------------------------

    0.13 and below                         0%             0%            0%            0%            1%
--------------------------------------------------------------------------------------------------------
    Up to 0.15                             0%             0%            0%            0%            0%
--------------------------------------------------------------------------------------------------------
    Up to 0.18                             10%           22%           35%           32%           24%
--------------------------------------------------------------------------------------------------------
    Up to 0.25                             30%           24%           21%           18%           17%
--------------------------------------------------------------------------------------------------------
    Up to 0.35                             31%           30%           22%           29%           32%
--------------------------------------------------------------------------------------------------------
    Above 0.35                             29%           24%           22%           21%           26%
========================================================================================================
       Total                              100%           100%          100%          100%          100%
--------------------------------------------------------------------------------------------------------


CHARTERED'S SHARE OF SMP REVENUES

                                                                                     Percentage of Total
                                         1Q 2002       2Q 2002       3Q 2002       4Q 2002       1Q 2003
--------------------------------------------------------------------------------------------------------

    0.13 and below                         0%             0%            1%            3%            0%
--------------------------------------------------------------------------------------------------------
    Up to 0.15                             2%             1%            0%           15%           33%
--------------------------------------------------------------------------------------------------------
    Up to 0.18                             54%           73%           96%           61%           59%
--------------------------------------------------------------------------------------------------------
    Up to 0.25                             44%           26%            3%           21%            8%
--------------------------------------------------------------------------------------------------------
    Up to 0.35                             0%             0%            0%            0%            0%
--------------------------------------------------------------------------------------------------------
    Above 0.35                             0%             0%            0%            0%            0%
========================================================================================================
       Total                              100%           100%          100%          100%          100%
--------------------------------------------------------------------------------------------------------


REVENUES INCLUDING CHARTERED'S SHARE OF SMP

                                                                                     Percentage of Total
                                         1Q 2002       2Q 2002       3Q 2002       4Q 2002       1Q 2003
--------------------------------------------------------------------------------------------------------

    0.13 and below                         0%             0%            0%            1%            1%
--------------------------------------------------------------------------------------------------------
    Up to 0.15                             0%             0%            0%            2%            9%
--------------------------------------------------------------------------------------------------------
    Up to 0.18                             10%           24%           40%           36%           33%
--------------------------------------------------------------------------------------------------------
    Up to 0.25                             30%           24%           19%           19%           15%
--------------------------------------------------------------------------------------------------------
    Up to 0.35                             31%           29%           21%           24%           23%
--------------------------------------------------------------------------------------------------------
    Above 0.35                             29%           23%           20%           18%           19%
========================================================================================================
       Total                              100%           100%          100%          100%          100%
--------------------------------------------------------------------------------------------------------

                                   APPENDIX B

       ADDITIONAL DETAILS ON UNUSUAL ITEMS IN FIRST QUARTER 2003 NET LOSS

FIRST QUARTER 2003

                                              FAB 1
                                          RESTRUCTURING       CONCLUSION OF
$M (GAIN) / LOSS                             CHARGES*        EVA BONUS PLAN          TOTAL
-------------------------------------------------------------------------------------------

Other operating expenses                       2.7               (27.5)              (24.8)
-------------------------------------------------------------------------------------------
Equity in income/(loss) of SMP                  -                 (1.8)              (1.8)
-------------------------------------------------------------------------------------------
Income tax expense                             1.7                  -                 1.7
-------------------------------------------------------------------------------------------
Minority interest in loss of CSP                -                  0.6                0.6
===========================================================================================
    Total impact on net loss                   4.4               (28.7)              (24.3)
-------------------------------------------------------------------------------------------

* As indicated in Chartered's February 13, 2003 release, restructuring expenses associated with the phase out of Fab 1, expected to total $18 million to $22 million, will be incurred over the period until the completion of the phase out, which is anticipated to be in March 2004.

                                   APPENDIX C

              ADDITIONAL INFORMATION REGARDING MARKET SEGMENT DATA

Since Chartered's IPO in October 1999, Chartered has regularly provided revenue data by market segment, using a consistent methodology. This approach involved classifying each customer into a single market segment based on that customer's primary business. Starting this quarter, we have implemented an improved methodology, based on identifying end-market by wafer type, to the extent practical and to the extent that this information is available to Chartered. Also, as part of this improvement, products formerly classified in the memory segment are now classified in the appropriate end-market category.

The table below provides a five-quarter historical trend based on the new methodology.

REVENUES INCLUDING SMP

                                                                                     Percentage of Total
                                         1Q 2002       2Q 2002       3Q 2002       4Q 2002       1Q 2003
--------------------------------------------------------------------------------------------------------

   Communications                          27%           31%           39%           47%           43%
--------------------------------------------------------------------------------------------------------
   Computer                                48%           51%           46%           40%           43%
--------------------------------------------------------------------------------------------------------
   Consumer                                19%           15%           12%            9%           10%
--------------------------------------------------------------------------------------------------------
   Other                                   6%             3%            3%            4%            4%
========================================================================================================
       Total                              100%           100%          100%          100%          100%
--------------------------------------------------------------------------------------------------------

For reference, the table below provides a five-quarter historical trend based on the previous methodology.


REVENUES INCLUDING SMP (PREVIOUS METHODOLOGY)

                                                                                     Percentage of Total
                                         1Q 2002       2Q 2002       3Q 2002       4Q 2002       1Q 2003
--------------------------------------------------------------------------------------------------------

   Communications                          23%           30%           40%           44%           54%
--------------------------------------------------------------------------------------------------------
   Computer                                44%           47%           40%           37%           28%
--------------------------------------------------------------------------------------------------------
   Consumer                                22%           13%           13%           14%           13%
--------------------------------------------------------------------------------------------------------
   Memory                                  9%             9%            6%            4%            4%
--------------------------------------------------------------------------------------------------------
   Other                                   2%             1%            1%            1%            1%
========================================================================================================
       Total                              100%           100%          100%          100%          100%
--------------------------------------------------------------------------------------------------------

ABOUT CHARTERED

Chartered Semiconductor Manufacturing, one of the world's top three silicon foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer markets. In Singapore, Chartered operates five fabrication facilities and has a sixth fab, which will be developed as a 300mm facility.

A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST:
CHARTERED). Chartered's 3,500 employees are based at 11 locations around the world. Information about Chartered can be found at www.charteredsemi.com.


SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our outlook for the second quarter of 2003 and long term outlook for the year 2003 and beyond including projected revenues and average selling prices (in each case, including Chartered's share of SMP), utilization, gross loss, net loss, loss per American Depositary Share and projected amounts of unusual items; our expectation of the growth rate of the foundry industry, Chartered's revenues (including our share of SMP) and Chartered's revenues of 0.13-micron, 0.18-micron and below products; our financial resources; our return-to-profitability strategy with plans to enhance our growth potential and improve our cost structure and our plan to revitalize our manufacturing base and reduce cost structure by increasing leading-edge capacity by the end of 2004, consolidating Fab 1 business into Fab 2 by March 2004, implementing a "borderless fab" approach, targeting strategic partnerships and establishing a manufacturing presence in China reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and communications and computer segments; the growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers; the rate of semiconductor market recovery; economic conditions in the United States as well as globally; customer demands; unforeseen delays or interruptions in our plans for our fabrication facilities (including Fab 7); the performance level of and technology mix in our fabrication facilities; our progress on leading edge products; the successful implementation of our partnership, technology and supply alliances; competition; the hostilities in Iraq and the outbreak of severe acute respiratory syndrome in various parts of the world. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned

"Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          (In thousands of US Dollars, except share and per share data)

                                                                                             Determined in accordance with US GAAP

                                                                                                  Three Months Ended March 31,
                                                                                             -------------------------------------
                                                                                                2002                        2003
                                                                                             ---------                    --------
Net revenue ..............................................................                   $  84,362                    $103,847
Cost of revenue ..........................................................                     148,120                     157,316
                                                                                             ---------                    --------
Gross loss ...............................................................                     (63,758)                    (53,469)
                                                                                             ---------                    --------

Operating expenses:
  Research and development ...............................................                      24,708                      32,527
  Fab start-up costs .....................................................                       1,901                       2,181
  Sales and marketing ....................................................                       9,694                       9,977
  General and administrative .............................................                      14,565                       9,948
  Other operating expenses ...............................................                           -                     (24,792)
                                                                                             ---------                    --------
     Total operating expenses ............................................                      50,868                      29,841
                                                                                             ---------                    --------

Operating loss ...........................................................                    (114,626)                    (83,310)
Equity in income (loss) of SMP ...........................................                     (29,818)                      1,927
Other income .............................................................                       5,209                       4,748
Interest income ..........................................................                       4,346                       3,745
Interest expense .........................................................                     (10,747)                     (9,748)
Exchange gain ............................................................                       1,770                         236
                                                                                             ---------                    --------
Loss before income taxes .................................................                    (143,866)                    (82,402)
Income tax expense .......................................................                      (1,579)                     (2,826)
                                                                                             ---------                    --------
Loss before minority interest ............................................                    (145,445)                    (85,228)
Minority interest in loss of CSP .........................................                      17,077                       9,491
                                                                                             ---------                    --------
Net loss .................................................................                   $(128,368)                   $(75,737)
                                                                                             =========                    ========


Net loss per share and ADS*

Basic net loss per share .................................................                   $   (0.08)                   $  (0.03)
Diluted net loss per share ...............................................                   $   (0.08)                   $  (0.03)

Basic net loss per ADS ...................................................                   $   (0.81)                   $  (0.30)
Diluted net loss per ADS .................................................                   $   (0.81)                   $  (0.30)

Number of shares (in millions) used in computing:
- basic net loss per share ...............................................                     1,592.1                     2,498.7
- effect of dilutive options .............................................                           -                           -
                                                                                             ---------                    --------
- diluted net loss per share .............................................                     1,592.1                     2,498.7
                                                                                             ---------                    --------

Number of ADS (in millions) used in computing:
- basic net loss per ADS .................................................                       159.2                       249.9
- effect of dilutive options .............................................                           -                           -
                                                                                             ---------                    --------
- diluted net loss per ADS ...............................................                       159.2                       249.9
                                                                                             ---------                    --------

*Share and per share data reflect a retroactive adjustment due to the eight-for-ten rights offering completed in October 2002.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                          (In thousands of US Dollars)

                                                                                            Determined in accordance with US GAAP

                                                                                                             As of
                                                                                            ----------------------------------------
                                                                                            December 31,                   March 31,
                                                                                               2002                          2003
                                                                                            ------------                  ----------
Assets
Cash and cash equivalents ..............................................                    $1,210,925                    $1,089,996
Accounts receivable, net ...............................................                        76,918                        89,690
Inventories ............................................................                        21,275                        23,591
Other current assets ...................................................                        22,927                        25,697
                                                                                            ----------                    ----------
     Total current assets ..............................................                     1,332,045                     1,228,974
Property, plant and equipment, net .....................................                     1,861,231                     1,805,829
Investment in SMP ......................................................                        33,764                        37,112
Other non-current assets ...............................................                       110,860                       127,835
                                                                                            ----------                    ----------
     Total assets ......................................................                    $3,337,900                    $3,199,750
                                                                                            ==========                    ==========

Liabilities and Shareholders' Equity
Accounts payable .......................................................                    $  126,993                    $   69,583
Current installments of long-term debt .................................                        64,001                       126,600
Accrued operating expenses .............................................                       141,016                       109,722
Other current liabilities ..............................................                        57,976                        89,713
                                                                                            ----------                    ----------
     Total current liabilities .........................................                       389,986                       395,618
Long-term debt, excluding current installments .........................                     1,115,930                     1,043,079
Other non-current liabilities ..........................................                        38,885                        55,765
                                                                                            ----------                    ----------
     Total liabilities .................................................                     1,544,801                     1,494,462
Minority interest ......................................................                         7,640                             -
Shareholders' equity ...................................................                     1,785,459                     1,705,288
                                                                                            ----------                    ----------
     Total liabilities and shareholders' equity ........................                    $3,337,900                    $3,199,750
                                                                                            ==========                    ==========

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (In thousands of US Dollars)

                                                                                            Determined in accordance with US GAAP

                                                                                                 For The Three Months Ended
                                                                                            --------------------------------------
                                                                                              March 31,                  March 31,
                                                                                                2002                        2003
                                                                                            -------------               ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss ...................................................................                $ (128,368)                 $  (75,737)
Adjustments to reconcile net loss to net cash
 provided by operating activities:
  Equity in (income) loss of SMP ...........................................                     8,808                      (1,927)
  Depreciation and amortization ............................................                   113,247                     112,336
  Foreign exchange (gain) loss .............................................                      (858)                        198
  Minority interest in loss of CSP .........................................                   (17,077)                     (9,491)
  (Gain) loss on disposal of property, plant and equipment .................                        63                        (595)
  Other ....................................................................                       621                        (651)
Changes in operating working capital:
  Accounts receivable ......................................................                     3,051                      (7,994)
  Amount due from/to ST, ST affiliates and SMP, net ........................                   (15,666)                     (1,657)
  Inventories ..............................................................                    (1,902)                     (2,316)
  Prepaid expenses .........................................................                    (3,546)                     (1,280)
  Trade accounts payable ...................................................                      (995)                      1,802
  Accrued operating expenses ...............................................                     5,513                     (32,758)
  Other current liabilities ................................................                    (1,015)                      9,674
                                                                                            ----------                  ----------
Net cash used in operating activities ......................................                   (38,124)                    (10,396)
                                                                                            ----------                  ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant, equipment
 and other assets ..........................................................                    15,196                         600
Purchase of property, plant and equipment ..................................                   (51,053)                    (95,311)
Technology fees paid .......................................................                         -                     (15,670)
                                                                                            ----------                  ----------
Net cash used in investing activities ......................................                   (35,857)                   (110,381)
                                                                                            ----------                  ----------

CASH FLOWS FROM FINANCING ACTIVITIES
Customer deposits, net .....................................................                   (11,971)                          -
Debt
  Borrowings ...............................................................                    12,000                      31,000
  Repayments ...............................................................                   (85,198)                    (32,509)
Issuance of ordinary shares ................................................                     2,642                       1,555
                                                                                            ----------                  ----------
Net cash provided by (used in) financing activities: .......................                   (82,527)                         46
                                                                                            ----------                  ----------

Net decrease in cash and cash equivalents ..................................                  (156,508)                   (120,731)
Effect of exchange rate changes on cash and cash equivalents ...............                        21                        (198)
Cash and cash equivalents at the beginning of the period ...................                 1,041,616                   1,210,925
                                                                                            ----------                  ----------
Cash and cash equivalents at the end of the period .........................                $  885,129                  $1,089,996
                                                                                            ==========                  ==========